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                            March 18, 2022

       Marina Konstantinova
       Chief Executive Officer
       Orion Bliss Corp.
       Ashdod
       Kalonite 9-57
       Israel
       7724233

                                                        Re: Orion Bliss Corp.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed March 10,
2022
                                                            File No. 333-257326

       Dear Ms. Konstantinova:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2022 letter.

       S-1 Amendment #7 filed March 10, 2022

       Description of our business
       Agreement with our supplier, page 20

   1. We note your response to prior comment 2 and reissue the comment in part. Please revise to expand your
summary in this section of the material terms of the contract with your supplier, Red Hot
Products Ltd. It appears from current disclosure and the agreement that you have filed as
Exhibit 10.3 that the agreement represents a legal obligation that
                                                        "applies where [you]
provide [your] personal data and specifically consent to Red Hot
                                                        Products Ltd. using it
to provide you with a specific service, purchasing Milk_Shake
 Marina Konstantinova
Orion Bliss Corp.
March 18, 2022
Page 2
      products..." It is not clear, however, from the terms of the agreement or your current disclosure that you have specifically agreed to buy any Milk_shake products from the supplier and the supplier has committed to sell any Milk_shake products to you. For example, the contract does not appear to include terms concerning amounts of product to be purchased or sold or time periods during which purchases or sales will occur. Rather, it appears that if you do decide to purchase products from Red Hot Products Ltd., then the terms of this agreement, which appear to relate primarily to use of personal data, will apply. To the extent that there are no specific commitments for you to purchase products or for Red Hot Products to sell products to you, please clarify the absence of such commitments in your disclosure. We also note your disclosure on page 4 that you will be purchasing products directly from the developer, yet your disclosure here states that you will be purchasing from the distributor Red Hot Products Ltd. If you will be purchasing from the distributor, please revise your disclosure on page 4 to clarify that you will be purchasing products from the distributor Red Hot Products Ltd. to align with your disclosure here on page 20.
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, page
II-2

2. Your auditor's consent included in this amendment is dated January 18, 2022. Please ask your auditor to provide an updated consent before going effective considering the passage of time.
        You may contact Li Xiao at (202) 551-4391 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jessica Ansart at (202) 551-4511 or Suzanne Hayes at (202) 551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameMarina Konstantinova
                                                           Division of
Corporation Finance
Comapany NameOrion Bliss Corp.
                                                           Office of Life
Sciences
March 18, 2022 Page 2
cc:       Mont E. Tanner, Esq.
FirstName LastName